# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Zeo Scientifix, Inc., CIK 0001557376
CUSIP: 68621D206
Title of class of securities: Common Stock, par value $0.001
Address of issuer's principal executive offices: 3321 College Avenue,, Suite 246,, Davie,, Florida (FL), 33314
Date of event which requires filing of this statement: 06/10/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001683168-21-003803
Filed by CIK 0001804141

## Reporting persons
- Shapiro George Craig: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 1,311,271; shared voting power 0; sole dispositive power 1,311,271; shared dispositive power 0; aggregate amount beneficially owned 1,311,271 (15.1% of the class)
  Comment: (1) All calculations of percentage ownership herein are based upon an aggregate of 7,837,441 shares outstanding as of June 12, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended April 30, 2026, filed with the Securities and Exchange Commission on June 15, 2026.

## Item 1. Issuer
Name of issuer: Zeo Scientifix, Inc.
Address of issuer's principal executive offices: 3321 College Avenue, Suite 246, Davie, FLORIDA, 33314.

## Item 2. Person Filing
Name of person filing: George Shapiro, M.D.
Address of principal business office or, if none, residence: 3321 College Avenue, Suite 246, Davie, FLORIDA, 33314.
Citizenship: USA

## Item 4. Ownership
Amount beneficially owned: 1,311,271.00
Percent of class: 15.1%
Sole power to vote or to direct the vote: 1,311,271.00
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,311,271.00
Shared power to dispose or to direct the disposition: 0

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Shapiro George Craig: /s/ George Shapiro, George Shapiro, M.D. (07/24/2026)